Ch. D
1/4/2012



SECURITIES AND EXCHANGE COMMISSION

10033208

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
DEC 29 2011
Washington, DC
125

| SEC FILE NUMBER |
|---|
| 8- 038164 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Investors Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10237 Yellow Circle Drive
(No. and Street)

| Minnetonka | MN | 55343 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Marquis (952) 945-9455
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

| 225 South Sixth Street, Suite 2300 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CA:D
1/4/12

## OATH OR AFFIRMATION

I, Scott J. Marquis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Investors Group, Inc., as of October 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer & Chief Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of OPERATIONS
- ☒ (d) Statement of CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AMERICAN INVESTORS GROUP, INC.

## CONTENTS


| | Page |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Audited Financial Statements** | |
| Statements of Financial Condition | 2-3 |
| Statements of Operations | 4 |
| Statements of Changes in Stockholder's Equity | 5 |
| Statements of Cash Flows | 6 |
| Notes to Financial Statements | 7-12 |
| **Supplementary Information** | |
| Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 | 13 |
| Computation for Determination of Reserve Requirements under Rule 15c3-3 | 14 |
| Independent Auditors' Supplementary Report on Internal Accounting Control | 15-16 |


BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of American Investors Group, Inc. as of October 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Investors Group, Inc. as of October 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
December 19, 2011

**AMERICAN INVESTORS GROUP, INC.**

Statements of Financial Condition

| **ASSETS** | October 31 2011 | | 2010 | |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 230,678 | $ | 341,947 |
| Note receivable - related party | | 112,079 | | 119,106 |
| Trade receivables | | 32,573 | | 28,762 |
| Investments | | 146,848 | | 126,733 |
| Prepaid expenses | | 5,162 | | 3,256 |
| Office furniture and equipment, net of accumulated depreciation of $275,903 in 2011 and $259,037 in 2010 | | 21,249 | | 23,061 |
| **Total assets** | $ | 548,589 | $ | 642,865 |

Notes to Financial Statements are an integral part of this Statement.

## AMERICAN INVESTORS GROUP, INC.

Statements of Financial Condition

| LIABILITIES AND STOCKHOLDER'S EQUITY | October 31 2011 | | October 31 2010 | |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Accounts payable and accrued expenses | $ | 7,889 | $ | 31,673 |
| Unearned income | | 49,041 | | 50,535 |
| Accrued commissions | | 8,892 | | 12,138 |
| Total liabilities | | 65,822 | | 94,346 |
| **Stockholder's Equity** | | | | |
| Common stock, Class B, voting, no par value: | | | | |
| Authorized, 2,000 shares, issued and outstanding, 940 shares | | 940 | | 940 |
| Additional paid-in capital | | 397,220 | | 397,220 |
| Retained earnings | | 84,607 | | 150,359 |
| Total stockholder's equity | | 482,767 | | 548,519 |
| **Total liabilities and stockholder's equity** | $ | 548,589 | $ | 642,865 |

Notes to Financial Statements are an integral part of this Statement.

**AMERICAN INVESTORS GROUP, INC.**

Statements of Operations

| | Years Ended October 31 | |
|---|---|---|
| | 2011 | 2010 |
| **Revenues** | | |
| Underwriting | $ 860,266 | $ 975,536 |
| Commissions | | |
| Equities | 43,241 | 55,850 |
| Fixed income products | 810 | 330 |
| Revenue insurance and variable annuities | 30,877 | 23,095 |
| Mutual fund shares | 142,321 | 103,445 |
| Fee based planning | 330,795 | 287,117 |
| Other | 54,274 | 123,930 |
| Realized and unrealized gains on investments | 9,106 | 71,553 |
| Interest and dividends | 17,976 | 32,482 |
| Total revenues | 1,489,666 | 1,673,338 |
| **Expenses** | | |
| Employee compensation and benefits | 639,676 | 623,989 |
| Commissions | 535,574 | 533,998 |
| Licensing, registration and education | 58,188 | 62,071 |
| Occupancy and equipment expense | 147,734 | 144,159 |
| Legal and professional | 27,557 | 33,066 |
| General and administrative | 81,052 | 80,586 |
| Consulting | 21,300 | - |
| Advertising and publications | 1,749 | 1,805 |
| Travel and entertainment | 24,773 | 21,363 |
| Realized and unrealized losses on investments | - | 68,808 |
| Other, net | 17,815 | 14,134 |
| Total expenses | 1,555,418 | 1,583,979 |
| **Income (Loss) Before Provision for Income Taxes** | (65,752) | 89,359 |
| **Provision for Income Taxes** | - | 24,722 |
| **Net Income (Loss)** | $ (65,752) | $ 64,637 |

Notes to Financial Statements are an integral part of this Statement.

**AMERICAN INVESTORS GROUP, INC.**

Statements of Changes in Stockholder's Equity

Years Ended October 31, 2011 and 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| Balance - October 31, 2009 | $ 940 | $ 397,060 | $ 85,722 |
| Parent contribution | - | 160 | - |
| Net Income | - | - | 64,637 |
| Balance - October 31, 2010 | 940 | 397,220 | 150,359 |
| Net Loss | - | - | (65,752) |
| Balance - October 31, 2011 | $ 940 | $ 397,220 | $ 84,607 |

Notes to the Financial Statements are an integral part of this Statement.

## AMERICAN INVESTORS GROUP, INC.

Statements of Cash Flows

| | Years Ended October 31 | |
|---|---|---|
| | 2011 | 2010 |
| **Cash Flows from Operating Activities** | | |
| Net (loss) income | $ (65,752) | $ 64,637 |
| Adjustments to reconcile net (loss) income to net cash from operating activities | | |
| Depreciation and amortization | 16,866 | 12,770 |
| Realized and unrealized gains and losses, net | (9,106) | (2,745) |
| Changes in assets and liabilities | | |
| Receivables | (3,811) | 20,239 |
| Prepaid expenses | (1,906) | 1,182 |
| Accounts payable and accrued expenses | (23,784) | 30,559 |
| Unearned income | (1,494) | 3,728 |
| Accrued commissions | (3,246) | (6,862) |
| Net cash (used for) from operating activities | (92,233) | 123,508 |
| **Cash Flows Used for Investing Activities** | | |
| Capital expenditures | (15,054) | (13,347) |
| Purchase of investments | (57,069) | (66,508) |
| Proceeds from sale of investments | 46,060 | 2,798 |
| Collections on note receivable | 7,027 | - |
| Net cash used for investing activities | (19,036) | (77,057) |
| **Cash Flows from Financing Activities** | | |
| Parent contribution | - | 160 |
| Net cash from financing activities | - | 160 |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | (111,269) | 46,611 |
| **Cash and Cash Equivalents** - Beginning of Year | 341,947 | 295,336 |
| **Cash and Cash Equivalents** - End of Year | $ 230,678 | $ 341,947 |
| **Non Cash Investing and Financing Activites** | | |
| Sale of investments through note receivable | $ - | $ 119,106 |

Notes to Financial Statements are an integral part of this Statement.

## 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business and Revenue Recognition*

The Company is a general securities broker-dealer which primarily underwrites bonds for not-for-profit religious institutions throughout the United States. The Company's major source of income is underwriting fees earned from the issuance of church bonds. Revenue is recognized as the bonds are issued. In addition, the Company earns management fees for investment management services. Such revenue is recognized on assets under management as earned.

The Company's Class B stock is owned 100 percent by Apostle Holdings Corp. and the Company is a wholly-owned subsidiary of Apostle Holdings Corp.

*Security Transactions*

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

*Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk*

In the normal course of business, the Company's customers and correspondent clearing activities involve the execution and settlement of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are generally transacted on a cash basis. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed above, customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

*Accounting Estimates*

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. The Company considers the valuation of certain investments as a significant estimate. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity date of three months or less from the date of acquisition.

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

The balance in money market accounts, which are not FDIC insured, equaled $6,925 and $6,922 at October 31, 2011 and 2010, respectively.

*Financial Instruments*

The Company's financial instruments are cash, receivables and investments, which approximate fair value at October 31, 2011 and 2010.

*Advertising*

The Company expenses advertising costs when incurred. Total advertising costs were $1,016 and $1,001 for the years ended October 31, 2011 and 2010, respectively.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation and amortization are provided over estimated useful lives by use of the straight line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. Depreciation and amortization expense were $16,866 and $12,770 for the years ended October 31, 2011 and 2010, respectively.

*Carrying Value of Long-lived Assets*

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that the carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of the estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the

eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

*Income Taxes*

The Company, a subsidiary of Apostle Holdings Corp. files consolidated income tax returns with its parent. Income taxes are provided for the tax effects of transactions reported in the Company's financial statements and consist of taxes currently due.

The tax provision differs from the expense that would result from applying Federal statutory rates to income before income taxes, if any, due to the effect of state income taxes, because certain expenses are deductible for financial reporting that are not deductible for tax purposes and due to the Company not receiving from the parent, a tax benefit for the use of net operating losses by the parent.

Since the parent company has responsibility for the payment of income taxes, amounts representing current income taxes payable are included in an inter-company account with the parent. The parent, Apostle Holdings Corp., does not credit back the Company for tax benefits received from the use of net operating losses used in the consolidated tax return.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before the fiscal year ended 2008. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

*Subsequent Events*

The Company has evaluated subsequent events through December 19, 2011 the date which the financial statements were available to be issued.

## 2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company purchases debt and equity securities for resale to customers and for its own account. As a securities broker/dealer, the Company measures its debt and equity security holdings at fair value with unrealized changes in fair value recognized in earnings. The fair value of these instruments is based on valuations that include inputs that can be classified within one of the three levels of hierarchy. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

The fair value of the equity securities is based on quoted market prices in an active market for identical assets which is a Level 1 input. The Company received dividend payments of $0 and $17,402 on these stocks in 2011 and 2010, respectively.

Although no ready public market for the bonds the Company owns exists, management estimates that cost approximates fair value, since the bonds are callable at any time by the issuer at par, which is Level 3 input. Gains and losses are reported in earnings. The debt securities are primarily private church bonds without a readily available market value. The Company received interest payments of $15,201 and $11,149 on these bonds in 2011 and 2010, respectively. Interest on bonds the Company currently owns varies from 5.50% to 10.30% and maturity dates are from September 1, 2010 (in default) to December 15, 2028.

The cost and estimated fair value of the Company's equity investments held for resale at October 31, 2011 and 2010 are as follows:

| | Cost | Fair Value Measurement Level 1 |
|---|---|---|
| **October 31, 2011** | | |
| Equity securities | **$ 18,999** | **$ 22,545** |
| October 31, 2010 | | |
| Equity securities | $ 16,254 | $ 18,999 |

The cost and estimated fair value of the Company's church bond investments held to maturity at October 31, 2011 and 2010 are as follows:

| | Cost | Fair Value Measurement Level 3 |
|---|---|---|
| **October 31, 2011** | | |
| Church bonds | **$ 124,303** | **$ 124,303** |
| October 31, 2010 | | |
| Church bonds | $ 107,734 | $ 107,734 |

Unrealized gains on investments held for resale were $3,546 in 2011 and $71,553 in 2010. Unrealized losses on investments held for resale were $0 in 2011 and 2010. Realized gains on investments held for resale were $5,560 in 2011 and $0 in 2010. Realized losses on investments held for resale were $0 in 2011 and $68,808 in 2010, respectively.

The change in level 3 assets measured at fair value on a recurring basis is summarized as follows:

| | | |
|---|---|---|
| Balance at beginning of the year | $ | 107,734 |
| Realized gains | | 5,560 |
| Purchases | | 57,069 |
| Sales | | (46,060) |
| Balance at end of the year | $ | 124,303 |

## 3. STOCKHOLDER'S EQUITY AND REDEEMABLE PREFERRED STOCK

In addition to the Class B common stock, the Company has two classes of preferred stock, Class A and Class AA. Class A stock has 500,000 shares authorized while Class AA stock has 200,000 shares authorized.

Holders of Class A stock are entitled to such dividends as may be declared by the Board of Director. Class A stock may be redeemed at the option of the Company for $1 per share. At October 31, 2011 and 2010, no Class A stock was outstanding.

Holders of Class AA stock are entitled to an 8% non-cumulative dividend at the discretion of the Board of Director. Class AA stock may be redeemed at the option of the Company for $1.20 per share. Holders of Class AA stock may exercise a "put option" for up to 2,500 shares per year at a put price of $1 per share. Ownership of Class AA stock is restricted to Company employees. Upon termination of employment, the Company must redeem their shares for $1.20 per share. At October 31, 2011 and 2010, no Class AA stock was outstanding.

## 4. COMMITMENTS AND CONTINGENCIES

*Net Capital Rule*

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at October 31, 2011 and 2010, the net capital ratio, net capital and excess net capital are as follows:

| | | **2011** | | 2010 |
|---|---|---|---|---|
| Net capital ratio | | **0.35:1** | | 0.35:1 |
| Net capital | $ | **188,881** | $ | 267,356 |
| Excess net capital | $ | **88,881** | $ | 167,356 |

## 5. INCOME TAXES

The income tax provision consists of the following components at October 31:

| | **2011** | 2010 |
|---|---|---|
| Current income tax expense | $ -- | $ 24,722 |
| Total income tax expense | $ -- | $ 24,722 |

## 6. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing and 401(k) plan covering substantially all employees. The Company contributed $0 to the plan in fiscal 2011 and 2010.

## 7. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Apostle Holdings Corp. under a month-to-month rental agreement. The rent expense to Apostle Holdings Corp. totaled $96,000 in both fiscal 2011 and 2010.

The Company paid Apostle Holdings Corp, a consulting fee of $21,300 and $0 in fiscal 2011 and 2010, respectively.

The Company received underwriting commissions from American Church Mortgage Company totaling $45,710 in 2011 and $71,015 in 2010, respectively. The Company received dividend income on its American Church Mortgage Company common stock totaling $0 in 2011 and $17,402 in 2010, respectively. American Church Mortgage Company is related to the Company through common management.

The Company received expense reimbursements from American Church Mortgage Company of $23,200 and $62,840 during fiscal 2011 and 2010, respectively.

On September 15, 2010, the Company sold all 58,673 shares of its American Church Mortgage Company common stock to Apostle Holdings Corp. at a negotiated price of $2.03 per share. Apostle Holdings Corp. issued a promissory note totaling $119,106 in exchange for the shares. The promissory note is a fully amortized ten year note with a 5.00% interest rate per year. Payments are due on a quarterly basis. The shares serve as collateral for the promissory note. The balance on the note was $112,079 and $119,106 at fiscal year end 2011 and 2010, respectively.

# SUPPLEMENTARY INFORMATION

**AMERICAN INVESTORS GROUP, INC.**

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

October 31, 2010

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity | $ | 482,767 |
| | | |
| Deductions: | | |
| Non-allowable accounts receivable | | 139,652 |
| Prepaid expenses | | 5,162 |
| Equipment, net of accumulated depreciation | | 21,249 |
| Value of shares non-marketable | | 124,303 |
| | | 290,366 |
| Tentative Net Capital | $ | 192,401 |
| | | |
| Haircut on securities | | 3,520 |
| | | |
| Net Capital | $ | 188,881 |
| | | |
| Aggregate Indebtedness: | | |
| Total liabilities from statements of financial condition | $ | 65,822 |
| | | |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 100,000 |
| | | |
| Excess net capital | $ | 88,881 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.35:1 |

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

**AMERICAN INVESTORS GROUP, INC.**

Computation of Determination of Reserve Requirements under Rule 15c3-3

October 31, 2010

American Investors Group, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of American Investors Group, Inc. (the Company) as of and for the year ended October 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Directors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safe guarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
December 19, 2011

# AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

October 31, 2011

TABLE OF CONTENTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation** 1-2

**Accompanying Schedule**

Form SIPC-7 3-4

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by American Investors Group, Inc. (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
December 19, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

SIPC-7
(33-REV 7/10)

For the fiscal year ended October 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-038164 FINRA OCT 7/14/1987
AMERICAN INVESTORS GROUP INC
10237 YELLOW CIRCLE DRIVE
MINNEAPOLIS, MN 55343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott J Marquis
(952) 252-0909

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,355
   B. Less payment made with SIPC-6 filed (exclude interest) ( 930 )
   5/18/11
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1,425
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,425
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,425
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Investors Group, Inc
(Name of Corporation, Partnership or other organization)

Scott J Marquis
(Authorized Signature)

Dated the 19th day of December, 20 11.

Chief Financial & Operations Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Nov 1, 2010 and ending Oct 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,489,663

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 1,489,663

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 503,993

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 29,952

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 9,106

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 4,728

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 547,779

2d. SIPC Net Operating Revenues $ 941,884

2e. General Assessment @ .0025 $ 2,355

(to page 1, line 2.A.)

# AMERICAN INVESTORS GROUP, INC.

Minnetonka, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

October 31, 2011

TABLE OF CONTENTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation** 1-2

**Accompanying Schedule**

Form SIPC-7 3-4

BAKER TILLY

VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Investors Group, Inc.
Minnetonka, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by American Investors Group, Inc. (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
December 19, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended October 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-038164 FINRA OCT 7/14/1987
AMERICAN INVESTORS GROUP INC
10237 YELLOW CIRCLE DRIVE
MINNEAPOLIS, MN 55343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott J Marquis
(952) 252-0909

2. A. General Assessment (item 2e from page 2) $ 2355
   B. Less payment made with SIPC-6 filed (exclude interest) ( 930 )
      5/18/11
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1425
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1425
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1425
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Investors Group, Inc
(Name of Corporation, Partnership or other organization)

Scott J Marquis
(Authorized Signature)

Chief Financial + Operations Officer
(Title)

Dated the 19th day of December, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Nov 1, 2010
and ending Oct 31, 2011

Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,489,663 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 1,489,663 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 503,993 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 29,952 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 9,106 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 4,728 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 547,779 |
| 2d. SIPC Net Operating Revenues | $ 941,884 |
| 2e. General Assessment @ .0025 | $ 2,355 (to page 1, line 2.A.) |